The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 2000, amounts have been reclassified to reflect a decrease in overdistributed net investment income of $4,541. Accumulated net realized loss on investments was increased by the same amount. Net assets of the Fund were unaffected by the reclassifications.